Exhibit 99.1
TRANSGLOBE ENERGY CORPORATION

OPERATIONAL SUMMARY FOR THE PERIOD ENDED SEPTEMBER 30, 2022

READER ADVISORIES

Throughout this summary, TransGlobe Energy Corporation (“TransGlobe” or the “Company”) adheres to generally accepted accounting principles ("GAAP"), however the Company also employs certain non-GAAP and other financial measures to analyze financial performance, financial position, and cash flow including, "netback", "capital expenditures" and "funds flow from operations". These non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), such as net earnings (loss), net cash generated by operating activities, and net cash used in investing activities, as indicators of TransGlobe’s performance.

Readers are cautioned that the summary should be read in conjunction with the Company’s disclosure in the sections entitled "Non-GAAP and Other Financial Measures", "Forward-looking Statements" and “Oil and Gas Advisories” included at the end of this summary.

CORPORATE INFORMATION

On October 13, 2022, all of the outstanding common shares of TransGlobe were acquired by VAALCO Energy, Inc ("VAALCO") for 0.6727 of a VAALCO share per common share.  The Company's shares have been delisted from the Toronto Stock Exchange ("TSX"), the London Stock Exchange's Alternative Investment Market ("AIM") and the Capital Market of the NASDQ Stock Market ("NASDAQ").

SELECTED QUARTERLY FINANCIAL INFORMATION

	2022			2021
($000s, except prices and volumes)	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Operations
Average production volumes
Crude oil (bbls/d)	10,304	10,908	10,911	11,241	11,877	11,414	10,802
NGLs (bbls/d)	748	624	768	716	677	857	710
Natural gas (Mcf/d)	4,395	3,600	4,598	4,832	4,734	4,834	4,259
Total (boe/d)	11,785	12,132	12,446	12,763	13,342	13,077	12,221
Average sales volumes
Crude oil (bbls/d)	10,304	11,385	10,429	11,241	13,402	14,879	8,271
NGLs (bbls/d)	748	624	768	716	677	857	710
Natural gas (Mcf/d)	4,395	3,600	4,598	4,832	4,734	4,834	4,259
Total (boe/d)	11,785	12,609	11,964	12,763	14,868	16,542	9,691
Average realized sales prices[1]
Crude oil ($/bbl)	87.83	101.56	82.09	71.84	64.76	60.39	53.26
NGLs ($/bbl)	40.80	44.38	41.75	40.76	35.40	27.03	26.42
Natural gas ($/Mcf)	3.56	5.14	3.79	3.88	2.71	2.58	2.46
Total oil equivalent ($/boe)	80.71	95.37	75.70	67.03	60.85	56.48	48.47
Inventory (Mbbls)	-	-	43.4	-	-	140.3	455.7
Petroleum and natural gas sales	87,507	109,427	81,510	93,428	83,234	85,018	42,277
Petroleum and natural gas sales, net of royalties	59,925	74,690	52,954	58,043	42,316	50,595	18,052
Net cash generated by (used in) by operating activities	7,749	42,170	(23,782)	(1,956)	27,026	23,832	(3,940)
Funds flow from operations[2]	31,370	42,465	27,131	15,269	12,381	17,100	81
Net earnings (loss)	31,464	32,133	48,810	6,560	37,080	7,722	(11,024)
Capital expenditures[3]	20,210	15,736	8,849	8,694	11,624	3,597	2,907
Total assets	373,289	354,836	323,663	239,095	267,263	208,479	197,150
Cash and cash equivalents	54,440	61,175	37,245	37,929	53,952	43,639	28,669
Working capital	99,289	78,642	60,414	21,032	17,667	17,136	7,055
Total long-term debt, including current portion	2,989	3,102	3,144	3,040	6,882	16,951	21,699
1.
Supplementary financial measure that is comprised of petroleum and natural gas sales, as determined in accordance with IFRS, divided by the Company's average daily production volumes.  Refer to "Non-GAAP and Other Financial Measures" contained within this summary.

2.
Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for funds flow generated by operations is net cash generated by operating activities. Refer to “Non-GAAP and Other Financial Measures" contained within this summary.

3.
Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for capital expenditures is net cash used in investing activities. Refer to “Non-GAAP and Other Financial Measures" contained within this summary.

TRANSGLOBE ENERGY CORPORATION
During the third quarter of 2022, TransGlobe:

•
Recorded a decrease in production volumes of 12% compared to Q3-2021 which was primarily due to lower production in Egypt as a result of natural declines and low initial well performance from the 2022 drilling campaign;

•	Sold 481 Mbbls of entitlement crude oil to EGPC for proceeds of $42.0 million;

•	Collected a total of $22.9 million of accounts receivable from EGPC;

•	Reported funds flow from operations of $31.4 million, inclusive of a $0.7 million realized derivative loss on commodity contracts, compared to $12.4 million in Q3-2021;

•	Saw petroleum and natural gas sales increase by 5% compared to Q3-2021, primarily due to a 33% increase in realized prices, partially offset by a 21% decrease in sales volumes.

•	Recorded net earnings of $31.5 million, inclusive of a $0.5 million unrealized derivative gain on commodity contracts, compared to $37.1 million in Q3-2021;

•	Incurred $20.2 million of capital expenditures; and

•	Ended Q3-2022 with positive working capital of $99.3 million, including $54.4 million in cash.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties

Production Volumes
	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Egypt crude oil (bbls/d)	9,350	11,276	9,923	10,751
Canada crude oil (bbls/d)	954	601	782	618
Canada NGLs (bbls/d)	748	677	713	748
Canada natural gas (Mcf/d)	4,395	4,734	4,197	4,611
Total Company (boe/d)	11,785	13,342	12,118	12,884

Sales Volumes (excludes volumes held as inventory)
	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
Egypt crude oil (bbls/d)	9,350	12,801	9,923	11,585
Canada crude oil (bbls/d)	954	601	782	618
Canada NGLs (bbls/d)	748	677	713	748
Canada natural gas (Mcf/d)	4,395	4,734	4,197	4,611
Total Company (boe/d)	11,785	14,868	12,118	13,719

Netback

Consolidated netback
	Three Months Ended September 30
	2022					2021
($000s, except per boe amounts)	$			$/boe		$			$/boe
Petroleum and natural gas sales		87,507		80.71			83,234		60.85
Royalties[2]		27,582		25.44			40,917		29.91
Current taxes[2]		8,159		7.53			6,096		4.46
Production and operating expenses		14,684		13.54			16,741		12.24
Selling costs		96		0.09			2,161		1.58
Netback[3]		36,986	[1]	34.11	[4]		17,319	[1]	12.66	[4]
1.
Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this summary.

2.
Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

3.	The Company achieved the netbacks above on sold barrels of oil equivalent for the three months ended September 30, 2022 and September 30, 2021.
4.
Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this summary.

TRANSGLOBE ENERGY CORPORATION
	Nine Months Ended September 30
	2022					2021
($000s, except per boe amounts)	$			$/boe		$			$/boe
Petroleum and natural gas sales		278,444		84.17			210,528		56.21
Royalties[2]		90,875		27.47			99,565		26.58
Current taxes[2]		26,098		7.89			16,361		4.37
Production and operating expenses		42,793		12.94			45,912		12.26
Selling costs		2,589		0.78			3,866		1.03
Netback[3]		116,089	[1]	35.09	[4]		44,824	[1]	11.97	[4]
1.
Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this summary.

2.
Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per boe are due to timing differences between the production and sale of the Company's entitlement crude oil.

3.	The Company achieved the netbacks above on sold barrels of oil equivalent for the nine months ended September 30, 2022 and September 30, 2021.
4.
Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this summary.

Egypt
	Three Months Ended September 30
	2022				2021
($000s, except per boe amounts)	$		$/boe		$		$/boe
Oil sales	75,648		87.94		76,232		64.73
Royalties[2]	25,450		29.59		39,772		33.77
Current taxes[2]	8,159		9.49		6,096		5.18
Production and operating expenses	12,669		14.73		14,882		12.64
Selling costs	96		0.11		2,161		1.83
Netback[3]	29,274	[1]	34.02	[4]	13,321	[1]	11.31	[4]
1.
Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this summary.

2.
Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

3.	The Company achieved the netbacks above on sold barrels of oil equivalent for the three months ended September 30, 2022 and September 30, 2021.
4.
Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this summary.

	Nine Months Ended September 30
	2022				2021
($000s, except per boe amounts)	$		$/boe		$		$/boe
Oil sales	245,801		90.74		191,037		60.40
Royalties[2]	85,788		31.67		96,099		30.39
Current taxes[2]	26,098		9.63		16,361		5.17
Production and operating expenses	36,863		13.61		40,729		12.88
Selling costs	2,589		0.96		3,866		1.22
Netback[1,3]	94,463	[1]	34.87	[4]	33,982	[1]	10.74	[4]
1.
Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this summary.

2.
Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per boe are due to timing differences between the production and sale of the Company's entitlement crude oil.

3.	The Company achieved the netbacks above on sold barrels of oil equivalent for the nine months ended September 30, 2022 and September 30, 2021.
4.
Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this summary.

In Egypt, oil sales decreased by 1% and increased by 29%, respectively, for the three and nine months ended September 30, 2022 compared to the same periods in 2021. In the third quarter, the decrease was primarily due to a decrease in sales volumes partially offset by a higher realized sales price. Year-to-date, the increase was primarily due to a higher realized sales price, partially offset by a decrease in sales volumes. The decrease in sales volumes was primarily due to natural declines and low initial well performance from the 2022 drilling campaign. The difference between the realized sale price and Dated Brent is due to a gravity/quality adjustment and is also impacted by the timing of sales.

Royalties and taxes decreased by $12.3 million and $0.6 million, respectively, for the three and nine months ending September 30, 2022 compared to the same periods in 2021. Royalties and taxes as a percentage of revenues were 44% and 46%, respectively, for the three and nine months ended September 30, 2022, compared to 60% and 59% for the same periods in 2021 with the decrease being primarily due to the improved terms of the Merged Concession compared to the historic Eastern Desert PSC's. Royalties and taxes are settled on a production basis, and their correlation to oil sales therefore fluctuates depending on the timing of entitlement oil sales. In periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms of the PSCs. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms of the PSCs.

TRANSGLOBE ENERGY CORPORATION
Production and operating expenses decreased by 15% ($2.2 million) and 9% ($3.9 million), respectively, for the three and nine months ended September 30, 2022 compared with the same periods in 2021 primarily due to the decrease in sales volumes resulting in less operating costs being expensed from inventory. The decrease was also driven by less G&A being allocated to operating expenses due to increased capital activity in the period, partially offset by an increase in diesel and fuel costs as a result of inflationary pressures. The increase in production and operating expenses per bbl for the three and nine months ended September 30, 2022 was primarily due the decrease in sales volumes in Egypt when compared to the same periods in 2021 partially offset by the decrease in production and operating expenses.

Selling costs decreased by 96% and 33%, respectively, for the three and nine months ended September 30, 2022, compared with the same periods in 2021. In the third quarter, the decrease was primarily due to no cargo lifting during the quarter compared to one Q3-2021 cargo lifting. Year-to-date, the decrease reflects the fact that two cargo liftings occurred in 2022 compared to three in the same period in 2021.

Canada

	Three Months Ended September 30
	2022				2021
($000s, except per boe amounts)	$		$/boe		$		$/boe
Crude oil sales	7,613		86.74		3,618		65.43
Natural gas sales	1,438		21.34		1,179		16.24
NGL sales	2,808		40.80		2,205		35.40
Total sales	11,859		52.95		7,002		36.82
Royalties	2,132		9.52		1,145		6.02
Production and operating expenses	2,015		9.00		1,859		9.78
Netback	7,712	[1]	34.43	[2]	3,998	[1]	21.02	[2]
1.
Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this summary.

2.
Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this summary.

	Nine Months Ended September 30
	2022				2021
($000s, except per boe amounts)	$		$/boe		$		$/boe
Crude oil sales	19,736		92.45		10,232		60.65
Natural gas sales	4,693		24.58		3,258		15.53
NGL sales	8,214		42.20		6,001		29.39
Total sales	32,643		54.49		19,491		33.45
Royalties	5,087		8.49		3,466		5.95
Production and operating expenses	5,930		9.90		5,183		8.89
Netback	21,626	[1]	36.10	[2]	10,842	[1]	18.61	[2]
1.
Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Refer to “Non-GAAP and Other Financial Measures" contained within this summary.

2.
Non-GAAP ratio that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Includes a non-GAAP financial measure component of netback. Refer to “Non-GAAP and Other Financial Measures" contained within this summary.

In Canada, petroleum and natural gas sales increased by 69% to $11.9 million and 67% to $32.6 million, respectively, for the three and nine months ended September 30, 2022 compared to the same periods in 2021. These increases were primarily due to higher sales volumes and higher realized prices.

Royalties increased by 86% ($1.0 million) and 47% ($1.6 million), respectively, for the three and nine months ended September 30, 2022 compared to the same periods in 2021. The increase was primarily due to an increase in crown royalties as a result of improved commodity pricing. Year-to-date, the increase was partially offset by Gas Cost Allowance rebates received in Q2-2022.  Royalties amounted to 18% and 16% of petroleum and natural gas sales revenue during the three and nine months ended September 30, 2022, respectively, compared to 16% and 18% during the same periods in 2021. TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with an established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

Production and operating expenses increased by 8% ($0.2 million) and 14% ($0.7 million), respectively, for the three and nine months ended September 30, 2022 compared with the same periods in 2021. These increases were primarily due to an increase in materials costs, power and utilities and transportation costs attributable to inflationary pressures.

TRANSGLOBE ENERGY CORPORATION
CAPITAL EXPENDITURES

	Nine Months Ended September 30
($000s)	2022	2021
Egypt	18,627	6,431
Canada	26,148	11,668
Corporate	20	29
Total[1]	44,795	18,128
1.
Non-GAAP financial measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. The most directly comparable GAAP measure for capital expenditures is cash flow used in investing activities. Refer to “Non-GAAP and Other Financial Measures" contained within this summary.

In Egypt, the Company incurred $18.6 million in capital expenditures during the nine months ended September 30, 2022 (2021 - $6.4 million) associated with drilling and casing development oil wells in the Eastern Desert.

In Canada, the Company incurred $26.1 million in capital expenditures during the nine months ended September 30, 2022 (2021 - $11.7 million) associated with drilling seven horizontal Cardium reservoir wells (four 2-mile, and three 1-mile) in the South Harmattan area.  Four of those wells were brought on production in the third quarter, with the remaining three wells expected to be brought on production in the fourth quarter.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this summary and in other materials disclosed by the Company, TransGlobe employs certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other entities. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net earnings, net cash generated by operating activities and net cash used in investing activities, as indicators of the Company’s performance.

Non-GAAP financial measures

Capital Expenditures

TransGlobe uses capital expenditures to measure its capital investments compared to the Company’s annual capital budget expenditures. The Company’s capital budget excludes the accounting impact of any accrual changes. The most directly comparable measure under IFRS is net cash used in investing activities. The table below details the composition of capital expenditures and its reconciliation to net cash used in investing activities.

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2022	2021	2022	2021
Net cash used in investing activities	(13,167)	(5,982)	(31,848)	(10,139)
Changes in non-cash working capital	2,020	(5,642)	(3,884)	(7,989)
Proceeds from asset dispositions	(9,063)	-	(9,063)	-
Capital expenditures	(20,210)	(11,624)	(44,795)	(18,128)

	2022			2021				2020
($000s)	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4
Net cash used in investing activities	(13,167)	(9,862)	(8,819)	(9,082)	(5,982)	(3,075)	(1,082)	(1,254)
Changes in non-cash working capital	2,020	(5,874)	(30)	388	(5,642)	(522)	(1,825)	1,000
Proceeds from asset dispositions	(9,063)	-	-	-	-	-	-	-
Capital expenditures	(20,210)	(15,736)	(8,849)	(8,694)	(11,624)	(3,597)	(2,907)	(254)

Funds flow from operations

TransGlobe uses funds flow from operations to measure the Company’s ability to generate the necessary funds to maintain production at current levels, enable future growth through capital investment and repay debt. Management believes that such a measure provides an insightful assessment of TransGlobe’s operations on a continuing basis by eliminating certain non-cash charges. The most directly comparable measure under IFRS is net cash generated by operating activities. The tables below detail the composition of funds flow from operations and its reconciliation to net cash generated by operating activities.

TRANSGLOBE ENERGY CORPORATION
	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2022	2021	2022	2021
Net cash generated by operating activities	7,749	27,026	26,137	46,918
Changes in non-cash working capital	23,621	(14,645)	74,829	(17,356)
Funds flow from operations[1]	31,370	12,381	100,966	29,562

1.
Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

	2022			2021				2020
($000s)	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4
Net cash (used in) generated by operating activities	7,749	42,170	(23,782)	(1,956)	27,026	23,832	(3,940)	14,180
Changes in non-cash working capital	23,621	295	50,913	17,225	(14,645)	(6,732)	4,021	(6,978)
Funds flow from operations[1]	31,370	42,465	27,131	15,269	12,381	17,100	81	7,202

1.
Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Netback

Netback is a measure of operating results and is computed as petroleum and natural gas sales, net of royalties (all government interests, net of income taxes), production and operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period. Royalties and taxes associated with inventoried crude oil are recognized in the financial statements at the time of production. As a result, netbacks fluctuate depending on the timing of entitlement crude oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Refer to the “Netback” section of this summary which includes the most directly comparable GAAP measure, petroleum and natural gas sales.

Non-GAAP financial ratios

Netback per boe

TransGlobe calculates netback per boe as netback divided by average daily production. Netback is a non-GAAP financial measure component of netback per boe. Management believes that netback per boe is a key industry performance measure of operational efficiency and one that provides investors with information that is also commonly presented by other crude oil and natural gas producers. The Company’s netback per boe is disclosed in the “Netback” section within this summary.

Supplementary Financial Measures

"Average realized sales price" is comprised of total petroleum and natural gas sales, divided by the Company's average daily production volumes.

"DD&A expense per boe" is comprised of DD&A expense, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"G&A expense per boe" is comprised of G&A expense, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Production and operating expenses per boe" is comprised of production and operating expenses, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Royalties and taxes as a percentage of revenue" is comprised of royalties and current taxes, as determined in accordance with IFRS, divided by the Company's petroleum and natural gas sales.

"Royalties and taxes per boe" is comprised of royalties and current taxes, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

"Selling costs per bbl" is comprised of selling costs, as determined in accordance with IFRS, divided by the Company's average daily production volumes.

“Working capital” is a supplementary financial measure comprised of current assets less current liabilities, as determined in accordance with IFRS.

TRANSGLOBE ENERGY CORPORATION
Forward-Looking Statements

This summary contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), which are based on our current internal expectations, estimates, projections, assumptions and beliefs. Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions. These statements are not guarantees of future performance.

In particular, forward-looking statements in this summary include, but are not limited to: management’s assessment of future plans and operations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; the Company's expected sources of funding for the development costs of its reserves; the Company's expectations that it will be able to fund its 2022 exploration and development program through the use of working capital and cash flow from operations; the Company's future commitments and the anticipated timing thereof; the Company's anticipated abandonment and reclamation costs; the Company's ability to manage fluctuations in commodity prices, interest rates and foreign currency exchange rates; that the Company will ensure that it will have sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost; Management's expectations that its future cash flow from operations, working capital and availability under existing credit facilities will be adequate to support its financial liabilities and its capital programs; the collection of accounts receivable from the Egyptian Government; the timing of liftings of crude oil produced from the Company’s Egyptian operations; and other matters. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

Forward-looking statements or information necessarily involve risks including, without limitation: risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation; loss of markets, economic and political instability; volatility of commodity prices; currency fluctuations; fluctuations in operating expenses due to changes in inventory volumes; inability to pay down the Company's debt; inability to continue to work with the EGPC to schedule cargoes; imprecision of reserves estimates; environmental risks; competition from other producers; inability to retain drilling rigs and other services; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; delays resulting from or inability to obtain required regulatory approvals; failure to collect the remaining accounts receivable balance from EGPC; the potential impacts of COVID-19 to the Company’s business; operating results; cash flows and/or financial condition; ability to access sufficient capital from internal and external sources; the Company's 2022 production in Egypt and Canada will be less than anticipated; the Company's exit production rates will be less than anticipated; the Company will not increase investments and growth in Egypt and Canada; the Company will successfully drill less than the number of wells that it anticipates; the Company will be unable to maximize free cash flow and increase the Company’s production base; the Company does not pay dividends in the future; the amount and allocation of 2022 capital spending disclosed herein will be different than anticipated; the Company's drilling plans and the anticipated timing thereof will be different than as disclosed herein; and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserves estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

Forward-looking information and statements contained in this document include the payment of dividends, including the timing and amount thereof, and the Company's intention to declare and pay dividends in the future under its current dividend policy. Future dividend payments, if any, and the level thereof is uncertain.  The Company's dividend policy and any decision to pay dividends may depend on a variety of factors, including, without limitation, the funds available for the payment of dividends, free cash flow, financial requirements for the Company's operations and the execution of its strategy, ongoing production maintenance, growth through acquisitions, fluctuations in working capital and the timing and amount of capital expenditures and anticipated business development capital, payment irregularity in Egypt, debt service requirements and other factors beyond the Company's control. Further, the ability of the Company to pay dividends will be subject to applicable laws (including the satisfaction of the liquidity and solvency tests contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; risks relating to any unforeseen liabilities of VAALCO; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; the ability of the Company's derivative financial instruments to manage its exposure thereto; currency exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; that the Company's ongoing work with the EGPC with respect to scheduling cargoes will continue be successful; the impact of potential litigation and claims on the Company; the ability of the Company to successfully market and receive payment for its oil and natural gas products; that TransGlobe's conduct and results of its operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; that TransGlobe will have sufficient financial resources in the future to pay a dividend; that the Board of Directors will declare dividends in the future; and other matters.

TRANSGLOBE ENERGY CORPORATION
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and on the Company's website (www.trans-globe.com).

Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings (loss) as further information becomes available, and as the economic environment changes.

Oil and Gas Advisories

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This summary contains a number of oil and gas metrics, including operating netback, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate TransGlobe's operating results; however, such measures are not reliable indicators of the future performance of TransGlobe and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management of TransGlobe uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare TransGlobe's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this summary, should not be relied upon for investment or other purposes.